

November 9, 2010

Dr. Manish Singh
President and Chief Executive Officer
ImmunoCellular Therapeutics, Ltd.
21900 Burbank Boulevard, 3rd Floor
Woodland Hills, CA 91367

>   **Re: ImmunoCellular Therapeutics, Ltd.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 033-17264-NY**

Dear Dr. Singh:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director